UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2011

Commission File Number 001-33161

NORTH AMERICAN ENERGY PARTNERS INC.

Zone 3 Acheson Industrial Area

2-53016 Highway 60

Acheson, Alberta

Canada T7X 5A7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Documents Included as Part of this Report

1.	Report of Voting Results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.

By:	/s/ David Blackley
Name: David Blackley
Title: Chief Financial Officer

Date: October 7, 2011

NORTH AMERICAN ENERGY PARTNERS INC.

Annual Meeting of Shareholders of

North American Energy Partners Inc. (the “Corporation”)

September 27, 2011

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations

Section 11.3

MATTERS VOTED UPON

	Description of Matter Voted Upon	Outcome of Vote

1.

The election of each of the following persons as directors of the Corporation to hold office until the next annual meeting of shareholders or until their successors are elected or appointed (separate votes on each nominee):

George R. Brokaw

John A. Brussa

Peter R. Dodd

John D. Hawkins

Ronald A. McIntosh

William C. Oehmig

Rodney J. Ruston

Allen R. Sello

Peter W. Tomsett

K. Rick Turner

Each vote carried by a majority of shareholders (on a show of hands)

2.	The appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation to hold office until the close of the next annual meeting of shareholders or until their successors are appointed and the authorization of the directors to fix their remuneration.	Carried by a majority of shareholders (on a show of hands)